[redacted]

12013819

SECU ... SSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C.
196
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Bender III — 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore J. Bender III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA A DYE
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 9, 2015
PAULDING COUNTY, GEORGIA

T J Bender
Signature

Managing Director
Title

Sandra A. Dye
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Croft & Bender LLC

Financial Statements

December 31, 2011 and 2010
with Supplementary Information
December 31, 2011

Croft & Bender LLC

Table of Contents
December 31, 2011 and 2010

WINDHAM BRANNON

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To The Members of
Croft & Bender LLC

We have audited the accompanying statements of financial condition of **Croft & Bender LLC** (a Georgia limited liability company) as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 27, 2012

Croft & Bender LLC

Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Current assets		
Cash	$ 333,624	$ 22,055
Accounts receivable	66,500	421,834
Reimbursable expenses receivable	8,849	38,577
Prepaid expense	-	40,000
Total current assets	408,973	522,466
Furnishings and equipment, less accumulated depreciation of $387,287 in 2011 and $360,797 in 2010	20,784	52,458
Other assets	6,045	6,602
Total assets	$ 435,802	$ 581,526
Liabilities and members' equity		
Current liabilities		
Accounts payable	$ 27,202	$ 47,731
Accrued expenses	36,724	31,946
Total current liabilities	63,926	79,677
Members' equity		
Members' capital	40,000	40,000
Retained earnings	331,876	461,849
Total members' equity	371,876	501,849
Total liabilities and members' equity	$ 435,802	$ 581,526

The accompanying notes are an integral part of these financial statements.

Croft & Bender LLC

Statements of Income
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue		
Merger and acquisition fees	**$ 5,953,396**	$ 1,992,947
Private placement fees	**1,237,931**	516,000
Financial advisory fees and other income	**105,000**	-
Management fees, net	**618,108**	730,096
Recognized gain on investments	**555,536**	486,870
Total revenue	**8,469,971**	3,725,913
Operating expenses		
Salary and benefits expense	**6,803,865**	2,246,511
Finders fees	**226,108**	20,890
Office expense	**205,091**	234,509
Professional fees	**125,551**	124,648
Occupancy expense	**135,110**	134,068
Business development expense	**132,568**	102,294
Other operating expenses	**104,304**	58,939
Depreciation expense	**39,966**	7,714
Bad debt expense	**10,242**	71,497
Total operating expenses	**7,782,805**	3,001,070
Operating income	**687,166**	724,843
Other income (expense)		
Interest income	**10,721**	6,151
Other expense	**(62,718)**	-
Total other income (expense)	**(51,997)**	6,151
Net income	**$ 635,169**	$ 730,994

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Members' Equity
For the Years Ended December 31, 2011 and 2010

	Members' Capital	Retained Earnings	Total Members' Equity
Balance, December 31, 2009	$ 40,000	$ 702,442	$ 742,442
Net income	-	730,994	730,994
Contributions from members	-	210,000	210,000
Distributions to members	-	(1,181,587)	(1,181,587)
Balance, December 31, 2010	$ 40,000	$ 461,849	$ 501,849
Net income	-	635,169	635,169
Distributions to members	-	(765,142)	(765,142)
Balance, December 31, 2011	**$ 40,000**	**$ 331,876**	**$ 371,876**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LLC

Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 635,169	$ 730,994
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	39,966	7,714
Recognized gain on investments	(555,536)	(486,870)
Non-cash expense	207,690	34,296
Loss on disposal of property and equipment	925	-
Bad debt expense	10,242	71,497
Changes in:		
Accounts receivable	345,092	(459,474)
Prepaid expense	40,000	(20,000)
Reimbursable expenses receivable	29,728	(27,714)
Other assets	557	-
Accrued expenses	4,778	7,629
Accounts payable	(20,529)	32,761
Net cash provided by (used in) operating activities	738,082	(109,167)
Cash flows from investing activities		
Purchase of furnishings and equipment	(9,217)	(7,879)
Net cash provided by investing activities	(9,217)	(7,879)
Cash flows from financing activities		
Contributions from members	-	210,000
Distributions to members	(417,296)	(729,010)
Net cash used in financing activities	(417,296)	(519,010)
Net increase (decrease) in cash	311,569	(636,056)
Cash, beginning of year	22,055	658,111
Cash, end of year	$ 333,624	$ 22,055
Supplemental cash flow disclosures		
Interest and income taxes paid	$ -	$ -
Non-cash distributions of stock to members, net of cost	$ 347,846	$ 452,577
Non-cash expense, net of cost	$ 207,690	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LLC (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital I, L.P. ("Fund I") and C&B Capital II, L.P. and a parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees and private placement fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2011, revenue was recognized from approximately 18 clients, and 4 clients accounted for approximately 55% of revenues, excluding management fees. During 2010, revenue was recognized from approximately 20 clients, and 7 clients accounted for approximately 85% of revenues, excluding management fees. Financing and merger and acquisition engagement agreements with approximately 3 clients were open at December 31, 2011 and approximately 7 were open at December 31, 2010.

Through a management agreement with the General Partner of each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Funds during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

Cash

Cash represents interest and non-interest bearing deposits in banks located in Georgia. Through December 31, 2012, balances in the non-interest bearing accounts are subject to unlimited FDIC insurance coverage. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2011 and 2010, management does not believe that an allowance for doubtful accounts is necessary.

Warrants

Warrants representing partial payment for the Company's services are sometimes issued by clients to the Company. During 2011, the Company recognized $555,536 in revenue as a result of exercising warrants from a client which is a portfolio company of Fund I. During 2010, the Company recognized $486,870 in revenue as a result of exercising warrants received from a client which is a portfolio company of both Fund I and Fund II. At December 31, 2011 and 2010, the Company was the holder of certain other warrants which were considered to not be readily marketable, have various expiration dates through 2017, have an aggregate exercise price of approximately $1,055,000 at December 31, 2011 and 2010, and had an aggregate estimated fair value of $0 as of December 31, 2011 and 2010. The warrants, though held by and in the name of the Company, have been allocated as accrued compensation to the members, to certain employees and in some cases to Fund I. Unexercised warrants are generally carried at no value unless a fair value is reasonably determinable.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three years or the life of the existing lease.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Related Party Transactions

The members of the Company are also the principal owners, and managing partners, of two companies, each of which is the general partner of one of the two Funds. Total management fees of $618,108 and $730,096 were earned from the Funds in 2011 and 2010, respectively. Such fees were net of credits of $87,750 and $51,000 for 2011 and 2010, respectively, which were allocated to the Funds by the Company related to transaction fees earned by the Company on transactions with a client in which a Fund invested. As of December 31, 2011 and 2010, the Company earned revenue from clients which were also portfolio companies of the Funds of $2,286,965 and $972,455, respectively, and had receivables due from those clients of $37,500 and $27,106, respectively.

The members of the Company and other key employees may sit on the Boards of Directors of some of the clients of the Company or may attend Board of Directors meetings of some portfolio companies of the Funds in exercise of the Funds' observation rights. The Company may from time to time enter into commercial arrangements with clients or vendors which have Board members or employees that are related to members of the Company.

The Company and its members have guaranteed $2.0 million lines-of-credit made available to Fund II by one commercial bank as of December 31, 2011 and by a different commercial bank as of December 31, 2010. The lines-of-credit held by Fund II had balances of $750,000 and $5,937 at December 31, 2011 and 2010, respectively. The current line-of-credit matures on April 15, 2012.

3. Simplified Employee Pension Plan

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan were $220,368 and $27,874 in 2011 and 2010, respectively.

4. Leases

The Company has various operating lease agreements for office space and certain office equipment. Rental expense was $151,032 and $152,923 for 2011 and 2010, respectively. The Company's office lease expired December 31, 2010. The Company is currently leasing its office space on a month-to-month basis for $10,000 per month. As of December 31, 2011, the minimum future rental payments under these leases are as follows:

Year		Amount
2012	$	17,346
2013		10,754
2014		8,285
Total minimum future rental payments	$	36,385

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2011, the ratio of aggregate indebtedness to net capital was .24 to one, and net capital was $269,698, which was $264,698 more than required. At December 31, 2010, the ratio of aggregate indebtedness to net capital was (1.38) to one, and net capital was ($57,622) which was below the minimum required capital amount of $5,000. During December 2010, the Company's net capital dropped below the required minimum amount due to an insufficient amount of allowable assets. As of January 3, 2011, the Company had a sufficient amount of allowable assets and was in compliance with the minimum net capital rules. The Company filed the proper notification with the regulatory agencies notifying them of their inadequate net capital as of December 31, 2010.

The Company also provided the net capital computation as of January 3, 2011 to the regulatory agencies showing the Company was back in compliance on that date.

WINDHAM BRANNON

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To The Members of
Croft & Bender LLC

We have audited the financial statements of **Croft & Bender LLC** as of and for the year ended December 31, 2011, and have issued our report thereon dated February 27, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 27, 2012

Supplementary Information
December 31, 2011

Computation of Net Capital		
Members' equity, December 31, 2011	$	371,876
Less non-allowable assets		(102,178)
Net capital	$	269,698
Reconciliation of Members' Equity		
Members' equity, Form 17A-5, Part IIA	$	371,876
Audited financial statement adjustments		-
Members' equity per audited financial statements	$	371,876
Reconciliation of Net Capital		
Net capital, Form 17A-5, Part IIA	$	269,698
Audited financial statement adjustments to non-allowable assets		-
Net capital per audited financial statements	$	269,698
Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1		
Accounts payable and other liabilities	$	63,926
Total aggregate indebtedness	$	63,926
Ratio of aggregate indebtedness to net capital		.24 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members of
Croft & Bender LLC

In planning and performing our audit of the financial statements of **Croft & Bender LLC** (the Company), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the

United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 27, 2012

WINDHAM BRANNON

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Members of
Croft & Bender LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Croft & Bender LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C

Certified Public Accountants

February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051520 FINRA DEC
CROFT AND BENDER LLC 16*16
BLDG ONE SUITE 100
4200 NORTHSIDE PKWY NW
ATLANTA GA 30327-3054

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lee Anderson 404-841-3131

2. A. General Assessment (item 2e from page 2) $ 21,201

B. Less payment made with SIPC-6 filed (exclude interest) (8,311)
8/2/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,890

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,890

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,890

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CROFT + BENDER LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of JANUARY, 2012.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,480,691

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 8,480,691

2e. General Assessment @ .0025 $ 21,201

(to page 1, line 2.A.)